Advisors Series Trust
c/o U.S. Bank Global Fund Services
2020 East Financial Way, Suite 100
Glendora, California 91741

June 6, 2025
Ms. Samantha A. Brutlag and Ms. Mindy Rotter
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Advisors Series Trust (the “Trust”)
File No.: 333-287091
Dear Ms. Brutlag and Ms. Rotter:
This correspondence is being filed in response to an additional comment the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on June 6, 2025, regarding the Trust’s Form N-14 filed May 8, 2025 (SEC Accession No. 0000894189-25-003717) (the “Registration Statement”). The Staff’s comment, and the Trust’s response thereto, are set forth below. Capitalized terms not otherwise defined have the same meaning as in the Registration Statement. Changes referenced will be reflected in a Rule 497 filing.
Accounting Comment
1.With respect to the following disclosure, please clarify in correspondence whether all SMAs have been identified or if additional SMAs are still able to provide consent and participate in the conversion: “All SMAs with substantially similar investment objectives and investment strategies as the Acquiring Funds managed by Scharf were provided with the opportunity to have their accounts reorganize into the ETFs and all SMAs that provided their consent are participating.” If additional SMAs are able to participate in conversion, please explain in correspondence what the timeline is for such participation and include disclosure in a Rule 497 filing.
Response 1: The Trust notes that additional SMAs are still able to provide consent and participate in the conversion. The Trust has added the following disclosure to the introduction to the Special Purpose Schedules of Investments section and confirms that such disclosure will be included in a Rule 497 filing:
“SMAs that enter into an Agreement and Plan of Exchange for ETF Shares by at least two weeks prior to the conversion date will be eligible to will participate in the conversion. The conversion is currently expected to be completed on or about August 22, 2025.”
If you have any questions regarding the above response, please do not hesitate to contact the undersigned at (626) 914-7363 or at elaine.richards@usbank.com.
Very truly yours,
/s/ Elaine Richards
Elaine E. Richards
Vice President and Secretary
Advisors Series Trust